Exhibit 99.1

Dragon Victory International Limited Enters into Strategic Cooperation Agreement with Shenzhen 708090 Investment and Development Co., Ltd for Incubation Services Development

HANGZHOU, China, October 25, 2017 -- Dragon Victory International Limited (NASDAQ: LYL or the “Company”), a company that offers reward-based crowdfunding opportunities and quality incubation services to entrepreneurs in China, today announced that the Company has entered into a Strategic Cooperation Agreement (the "Agreement") with Shenzhen 708090 Investment and Development Co., Ltd (“708090”), a leading provider of shared workspace, community, and services for entrepreneurs, freelancers, startups and small businesses, for incubation development services in China.

The objective the collaboration between the two parties is to help startups, especially entrepreneurial ventures by college students, grow to the next level. Pursuant to the Agreement, 708090 will not only provide startups with office spaces, facilities and logistics, but also provide support in due diligence, preferential financial support, media outreach, and projects docking. LYL will provide comprehensive strategic planning, marketing, connections, mentoring and business services, such as business registration, accounting, legal, human resources, and market research to the startups. Additionally, 708090 and LYL may introduce additional funding sources to the startups.

The cooperation between LYL and 708090 includes many business initiatives, which allows the Company to share 708090’s significant resources to explore business opportunities in Shenzhen and Hong Kong. LYL and 708090 will work together on continuing business model innovation and build the Company's brand reputation to achieve enhanced marketing and continued growth.

Mr. Jianjun Sun, Chairman and Chief Executive Officer of Dragon Victory International Limited, commented, “Our partnership with Shenzhen 708090 Investment and Development Co., Ltd reinforces our commitment to serve entrepreneurial ventures in our incubator by striving to expand cooperation with governments and chambers of commerce. The cooperation agreement opens doors to exciting opportunities for Chinese startups and helps entrepreneurs to realize their career dreams. We plan to establish a most influential college students’ entrepreneurial incubator in Shenzhen and have some key government projects in 2 years. We see this partnership as our latest step in advancing Dragon Victory’s stature as a leader in entrepreneurship.”

About Dragon Victory International Limited

Incorporated in 2015 and headquartered in Hangzhou, Dragon Victory International Limited (“LYL” or the “Company”) offers reward-based crowdfunding opportunities in China to entrepreneurs and funding sources through a fast growing reward-based crowdfunding platform. The online reward-based crowdfunding platform, 5etou, at www.5etou.cn and designed to enable small and medium sized companies, start-up companies and idea generators to raise funding from participants through the Internet. The Company also provides quality business incubation services and financial services to entrepreneurs and business entities with funding needs utilizing our crowdfunding platform. More information is available at www.dvintinc.com.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company encourages you to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:
Fred Gu, Chief Financial Officer
Email: gxh@dvintinc.com

Investor Contact:
Tina Xiao, President
Ascent Investor Relations LLC
Email: tina.xiao@ascent-ir.com
Phone: +1-917-609-0333